International Medical Innovations Inc.



                              FIRST-QUARTER REPORT
                                      2003


                       For the period ended March 31, 2003










                   IMI International Medical Innovations Inc.
                           Toronto Stock Exchange: IMI
                               www.imimedical.com

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. (TSX:IMI) is pleased to announce its results for the fiscal 2003 first quarter ended March 31, 2003.

During the quarter IMI continued preparations for the commercial launch of its heart disease predictive tests scheduled for this year, and had all three of its cancer-detection tests accepted for presentation at a major medical meeting.

We are on track to begin marketing programs for our heart disease predictive test this year. With our partner McNeil Consumer Healthcare we took important steps toward that goal in the first quarter of the year. Most importantly, we made strong progress in developing two new skin cholesterol test formats - one designed for automated laboratory processing and the other for home use. The result of these efforts is that we are on track to begin marketing this fall. That marketing effort will be supported by ongoing studies and publications, including the results of our newest study on pediatric use of skin cholesterol that were recently accepted for presentation at the 85th Annual Meeting of The Endocrine Society in June.

Our three cancer-detection tests continue to gain increasing attention in the scientific and medical community. Late last year we analyzed our latest studies with ColorectAlert, LungAlert and our new test for breast cancer, and all three were accepted for presentation at the American Association for Cancer Research annual meeting. Although that meeting was postponed due to SARS in Toronto, it has been rescheduled for the week of July 12 in Washington D.C. and will include IMI's three presentations. The postponement has enabled IMI to add further data to the lung and breast studies for these presentations. In addition, we began a clinical study involving LungAlert in Japan with a major Japanese corporate partner to gain a foothold in a critical market for LungAlert.

In the first quarter we became a registered issuer in the U.S. with the acceptance of our SEC registration, a step required for our U.S. stock listing. At this time, with our market capitalization and stock price just below the required levels for listing, we are in constant contact with officials at the American Stock Exchange and are working toward securing the listing as soon as possible.

We continue to be in a strong financial position to execute our plan, which calls for the commercialization of multiple products united by the single vision of predictive medicine.


/s/ Brent Norton
----------------------
Brent Norton, MD, MBA
President and CEO


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




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations
For the three months ended March 31, 2003 (Q1 2003), IMI reports a net loss of $811,162 or $0.04 per share compared with a loss of $799,121 or $0.04 per share for the quarter ended March 31, 2002 (Q1 2002).

Research and development expenditures for the quarter decreased to $355,000 compared with $417,000 in fiscal 2002. The main reason for this decrease was a reduction of $103,000 in patent and trademark fees. The Company has an active clinical trial program with approximately 12 studies of varying size and scope being conducted to support IMI's four principal products. Several of these studies are funded by third parties including government entities and multinational companies. Most of the other development costs remained at fairly constant levels.

General and administration expenses amounted to $519,000 for fiscal 2003 compared to $395,000 in fiscal 2002, an increase of $124,000. The Company completed its registration with the U.S. Securities and Exchange Commission
(SEC) which cost $31,000 for fiscal 2003 compared with nil in fiscal 2002. Compensation and employee-related expenses increased by $72,000 for fiscal 2003 compared with fiscal 2002, which included the addition of one employee, payment of directors' fees and annual salary increases. The adoption of stock-based compensation applied to the Employee Share Purchase Plan resulted in a non-cash expense of $13,000 for fiscal 2003 compared to nil for fiscal 2002. IMI's financial commitment for an ongoing U.S. consulting relationship ended in 2002 resulting in a savings of $40,000 in fiscal 2003.

Amortization expenses for equipment and acquired technology for fiscal 2003 amounted to $43,000 compared to $54,000 for fiscal 2002. Increases in capital assets amounted to $10,000 during fiscal 2003.

Interest income amounted to $67,000 for fiscal 2003, compared to $47,000 for fiscal 2002. This increase resulted from the investment of the additional cash raised by private placement in the second quarter of fiscal 2002. Refundable scientific investment tax credits accrued for fiscal 2003 amounted to $38,000 versus $20,000 for fiscal 2002. The increase resulted from a higher percentage of research expenditures being conducted in Ontario and eligible for the refund.

Liquidity and Capital Resources
As at March 31, 2003 the Company had cash, cash equivalents and short-term investments totaling $9,387,000 ($10,112,000 as at December 31, 2002). The Company received $143,000 from the exercise of options and the repayment of shareholder loans. Cash used to fund the operating activities during fiscal 2003 amounted to $858,000 compared to $823,000 in fiscal 2002. The Company has no long-term debt.


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

Risks and Uncertainties
To date, the Company has financed its activities through the issuance of shares and the recovery of research tax credits (ITC's). The Company believes that its existing cash resources together with the investment tax credits receivable of $309,000 will be sufficient to meet its current operating and capital requirements through at least fiscal 2004 and that no additional funds would be required to support ongoing product development, research and clinical trials of its current technologies.

The Company is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Company invests its funds in short-term high-grade financial instruments with varying maturities. Since the Company's intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Company's results of operations. The company makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the cots of these services to the Company.




/s/ Ron Hosking
---------------
Ron Hosking, CA
Vice President and CFO


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


IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
-------------------------------------------------------------------------------------
Consolidated Balance Sheets
As at March 31, 2003 and December 31, 2002
                                                           March 31      December 31
                                                             2003           2002
                                                          (Unaudited)     (Audited)
-------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                     $123,610      $150,451
Short-term investments                                       9,263,939     9,961,743
Prepaid expenses and other receivables                          90,930       237,591
Investment tax credits receivable                              309,000       271,000
-------------------------------------------------------------------------------------
Total current assets                                         9,787,479    10,620,785
-------------------------------------------------------------------------------------
Capital assets, net                                            186,692       191,632
Acquired technology, net                                       538,618       566,966
-------------------------------------------------------------------------------------
                                                           $10,512,789   $11,379,383
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                      $377,057      $589,555
-------------------------------------------------------------------------------------
Total current liabilities                                      377,057       589,555
-------------------------------------------------------------------------------------
Deferred revenue                                                98,275       100,000
-------------------------------------------------------------------------------------
Total liabilities                                              475,332       689,555
-------------------------------------------------------------------------------------
Shareholders' equity
Capital Stock                                               23,944,675    23,785,884
Warrants                                                       496,000       496,000
Deficit                                                    (14,403,218)  (13,592,056)
-------------------------------------------------------------------------------------
Total shareholders' equity                                  10,037,457    10,689,828
-------------------------------------------------------------------------------------
                                                           $10,512,789   $11,379,383
-------------------------------------------------------------------------------------
See accompanying notes


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

IMI International Medical Innovations Inc.
-----------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                                     Three months ended March 31
                                       --------------------------------------------------------

                                                   2003                        2002
                                               (Unaudited)                  (Unaudited)
-----------------------------------------------------------------------------------------------
EXPENSES
Research and development                                  $354,772                    $416,704
General and administration                                 518,797                     395,393
Amortization                                                42,800                      54,146
-----------------------------------------------------------------------------------------------
                                                           916,369                     866,243
-----------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                                      38,000                      20,000
Interest                                                    67,207                      47,122
-----------------------------------------------------------------------------------------------
                                                           105,207                      67,122
-----------------------------------------------------------------------------------------------
Net loss for the period                                   (811,162)                   (799,121)

Deficit, beginning of period                           (13,592,056)                 (9,573,794)
-----------------------------------------------------------------------------------------------
Deficit, end of period                                $(14,403,218)               $(10,372,915)
-----------------------------------------------------------------------------------------------
Basic and fully diluted loss per share                      $(0.04)                     $(0.04)
-----------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                               20,814,267                  19,590,319
-----------------------------------------------------------------------------------------------
See accompanying notes


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

IMI International Medical Innovations Inc.
-----------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                      Three months ended March 31
                                        -------------------------------------------------------

                                                   2003                        2002
                                                (Unaudited)                 (Unaudited)
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                  $(811,162)                  $(799,121)
Add item not involving cash
    Amortization                                            42,800                      54,146
    Stock compensation costs included
     in:
       Research and development expense                      3,086                           -
       General and administrative
        expense                                             13,245                           -
-----------------------------------------------------------------------------------------------
                                                          (752,031)                   (744,975)
Net change in non-cash working
   capital balances related to
    operations                                            (106,102)                    (78,109)
-----------------------------------------------------------------------------------------------
Cash used in operating activities                         (858,133)                   (823,084)
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short term investments                                     697,804                   2,357,644
Purchase of capital assets                                  (9,512)                    (11,199)
-----------------------------------------------------------------------------------------------
Cash provided by investing activities                      688,292                   2,346,445
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                             143,000                     160,000
-----------------------------------------------------------------------------------------------
Cash provided by financing activities                      143,000                     160,000
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                      (26,841)                  1,683,361
Cash and cash equivalents
 -   Beginning of period                                   150,451                     593,379
-----------------------------------------------------------------------------------------------
 -   End of period                                        $123,610                  $2,276,740
-----------------------------------------------------------------------------------------------
Represented by
Cash                                                      $123,610                      $2,000
Cash equivalents                                                 -                   2,274,740
-----------------------------------------------------------------------------------------------
                                                          $123,610                  $2,276,740
-----------------------------------------------------------------------------------------------
See accompanying notes

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




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited)

1.       Nature of the Company and Basis of Presentation
         IMI International Medical Innovations Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

         The Company currently owns patents for a test to measure skin cholesterol, has in-licensed the technologies for tests to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, the Company has licensed a different marker for the detection of prostate cancer, has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.       Accounting Policies
         The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2002. Where appropriate, these financial statements include estimates based on management's judgment.


3.       Stock-Based Compensation

         Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in The Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments".


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



         The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees after January 1, 2002 had been determined based on the fair value method.

                                                                                               March 31, 2003

                                                                                                        $
---------------------------------------------------------------------------------------------------------------------------
         Net loss as reported                                                                     (811,162)
         Estimated stock-based compensation costs                                                 (72,514)
                                                                                               -----------
         Pro forma net loss                                                                      (883,676)
                                                                                        ------------------
         Pro forma basic and diluted loss per common share                                         (0.04)


         The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three month period ended March 31, 2003: risk free interest rate of 4.3%, expected dividend yield of nil, expected volatility of 0.554 and expected option life of 5 years. The weighted-average fair value of the options granted during the three months ended March 31, 2003 is $2.85. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the fiscal year ended December 31, 2002.

4.       Share Capital
a)       Authorized
              The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b) Issued and outstanding shares

                                                         Stated  Contributed
                                       Number         value      surplus         Total
Common shares                              #   $                $         $

Balance, December 31, 2002        21,156,960    23,921,641       119,288   24,040,929
Issued on exercise of options         80,000        98,000             -       98,000
Issuance of stock options                  -             -         2,546        2,546
Issued under share purchase plan       4,459        13,245             -       13,245
                                  21,241,419    24,032,886       121,834   24,154,720
Share purchase loans                (315,000)     (210,045)            -     (210,045)
Balance, March 31, 2003           20,926,419    23,822,841       121,834   23,944,675


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

c)       Options


                                                                                          Weighted Average
                                                                       Shares              Exercise Price
                                                                            #                    $

                Balance, December 31, 2002                             1,798,500                   3.04
                Granted                                                  182,285                   2.85
                Exercised                                                (80,000)                  1.23
                Expired                                                  (30,000)                  2.65
                ------------------------------------------------------------------------------------------
                Balance, March 31, 2003                                1,870,785                   3.10
               --------------------------------------------------------------------------------------------


5.       Consolidated Statements Of Cash Flows
         Changes in non-cash working capital balances related to operations comprise:

                                                              Three months ended March 31
                                                           2003                      2002
                                                       ------------------        -------------

         Prepaid expenses and other receivables         $ 146,121                 $(38,007)
         Investment tax credits receivable                (38,000)                 (20,000)
         Accounts payable and accrued liabilities        (212,498)                 (14,102)
         Advance collaboration funding                          -                   (6,000)
                                                        ---------              -------------
                                                        $(104,377)              $  (78,109)
                                                        ==========             ============



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IMI CORPORATE INFORMATION

IMI International Medical Innovations Inc.
4211 Yonge Street, Suite 300
Toronto, Ontario, Canada
M2P 2A9

Tel:              (416) 222-3449
Fax:              (416) 222-4533
Website:          www.imimedical.com
Email:            info@imimedical.com

Stock Listing
Toronto Stock Exchange (TSX)
Symbol:  IMI

Investor Inquiries
Andrew Weir
Director, Communications
(416) 222-3449 x27
aweir@imimedical.com

Transfer Agent and Registrar
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
CANADA M5H 4C3

Auditors
Ernst & Young LLP, Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay Street, Toronto Dominion Centre
Toronto, Ontario
CANADA M5K 1J7

This report contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.

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